Exhibit 12.1
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2014

	Year ended December 31,
	2010	2011	2012	2013	2014
	-------------------------------------------Thousands of Dollars----------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$1,203,742	$1,219,603	$1,214,477	$1,224,565	$1,304,874
Distributed income of equity investees	2,486	7,371	7,126	3,649	1,632
Interest expense, net of amounts capitalized	303,165	298,934	286,748	258,587	255,091
Interest component of rental expense	23,094	18,573	18,930	17,234	18,266
AFUDC - Debt funds	13,992	8,751	6,810	11,236	17,876
Earnings as defined	$1,546,479	$1,553,232	$1,534,091	$1,515,271	$1,597,739
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$287,075	$279,880	$266,610	$239,681	$241,353
Interest on affiliated loans	7,196	7,119	7,476	7,081	6,958
Interest on interim obligations	15	44	9	17	18
Amortization of debt discount, premium and expense, net	10,368	9,437	10,062	13,374	13,401
Other interest charges	12,503	11,205	9,401	10,017	11,237
Interest component of rental expense	23,094	18,573	18,930	17,234	18,266
Fixed charges as defined	$340,251	$326,258	$312,488	$287,404	$291,233
RATIO OF EARNINGS TO FIXED CHARGES	4.55	4.76	4.91	5.27	5.49